March 16, 2021

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds Response to Staff’s Comment to Post-Effective Amendment No. 29 to Registration Statement on Form N-1A Filed January 29, 2021 (File Nos. 811-23063 and 333-205411)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the “Trust”). Mr. David L. Orlic of the staff (the “Staff”) of the Securities and Exchange Commission provided oral comments on March 16, 2021 regarding Post-Effective Amendment No. 29 (the “Amendment”) to the above-referenced registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment was filed for the purpose of amending certain disclosures regarding the Horizon U.S. Defensive Equity Fund (formerly Horizon Defensive Multi-Factor Fund) (the “Defensive Fund”), a series of the Trust.

The following are the Staff’s comments to the Amendment and the Trust’s response to each:

1.	Please confirm that the introductory disclosure to the fee table for the Defensive Fund contains all disclosures required by Form N-1A.

RESPONSE: The following disclosure will be added to the disclosure preceding the Defensive Fund’s fee table: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

2.	A footnote to the fee table for the Defensive Fund indicates that “Other Expenses” are estimated. Please confirm whether this is accurate or revise accordingly.

RESPONSE: The Registrant confirms that “Other Expenses” are not estimated, and the footnote will be removed.

3.	If the Defensive Fund’s fiscal year is other than a calendar year, please include the Defensive Fund’s year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.

RESPONSE: Because the effective date of the Amendment will be March 30, 2021. Accordingly, no quarter-end returns will yet be available to include.

4.	In the disclosure regarding the average annual return table, disclose that after-tax returns are shown for only one class and after-tax returns for other classes will vary.

RESPONSE: The requested change will be made.

Thank you for your comments. Please contact me at 336-607-7385 if you have any additional questions or comments.

Very truly yours,

/s/ Andrew B. Sachs
Andrew B. Sachs